UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION  AND NOTICE OF TERMINATION OF REGISTRATION  UNDER SECTION 12(g) OF THE SECURITIES  EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-15183

Ridgecrest Healthcare Group, Inc.
(Exact name of registrant as specified in its charter)

10757 River Front Parkway
Suite 125
South Jordan, Utah 84095
Telephone (801)816-2536
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please  place  an X in  the  box(es)  to  designate  the  appropriate  rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   |X|                   Rule 12h-3(b)(1)(i)   |X|
Rule 12g-4(a)(1)(ii)  |_|                   Rule 12h-3(b)(1)(ii)  |_|
Rule 12g-4(a)(2)(i)   |_|                   Rule 12h-3(b)(2)(i)   |_|
Rule 12g-4(a)(2)(ii)  |_|                   Rule 12h-3(b)(2)(ii)  |_|
Rule 15d-6                |_|

Approximate number of holders of record as of the certification or notice date: 143

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 14, 2009               By: /s/ John D. Thomas
                                             ______________________________
                                             John D. Thomas
                     Chief Executive Officer